CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN REDACTED BECAUSE IT IS BOTH NOT MATERIAL AND WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

ADMINISTRATIVE SERVICE AGREEMENT

This Administrative Service Agreement (the “Agreement”), effective November 1, 2018 is made by and between Nationwide Financial Services, Inc. (“NFS”) and FEF Distributors, LLC (the “Company”);

WHEREAS, the Company is responsible for certain administrative functions associated with each series of the Funds (each a “Fund”) set forth on Exhibit A, which may be amended from time to time; and

WHEREAS, NFS or its designee provide certain administrative services to the owners of certain variable annuity contracts and/or variable life insurance policies (collectively, the “Variable Products”) issued by Nationwide Life Insurance Company, and Nationwide Life and Annuity Insurance Company, (collectively, “Nationwide”) through certain Nationwide Variable Accounts; and

WHEREAS, the Funds will be included as underlying investment options for the Variable Products issued by Nationwide through the Variable Accounts pursuant to a Fund Participation Agreement previously or contemporaneously entered into by Nationwide and the Company; and

WHEREAS, NFS and Company have entered into Fund Participation Agreement on November 1, 2018; and

NOW, THEREFORE, NFS and the Company, in consideration of the undertaking described herein, agree that the Funds will be available as underlying investment options in the Variable Products issued by Nationwide, subject to the following:

1.

NFS or its designee agrees to provide Services for the contract owners of the Variable Products who choose the Funds as underlying investment options. Such Services will include those described on Exhibit B.

2.

In consideration for the Services to be provided by NFS Company will pay or cause to be paid the fee listed on Exhibit A to NFS in consideration for the Services provided pursuant to this Agreement (“Service Fee”). For the avoidance of doubt, the Parties agree and acknowledge that the Service Fee paid to NFS under this Agreement is for compensation for its provision of administrative services, only, not legal, investment advisory or distribution services, and is not in any way whatsoever intended to promote or to provide compensation in connection with the sale of Shares.

3.

Within 30 days after the close of each quarter (the “Invoicing Period”), NFS shall provide the Company with an invoice for the Service Fee attributable to such Invoicing Period, setting forth in reasonable detail the basis for the calculation of such Service Fee, and Company shall pay or cause to be paid such invoice within 30 days of receipt thereof.

4.

The parties agree that a Service Fee will be paid to NFS according to this Agreement with respect to each Fund as long as shares of such Fund are held by the Variable Accounts. This provision will survive termination of this Agreement and the termination of the related Fund Participation Agreement(s) with Nationwide.

5.	The Company represents and warrants to NFS that:

(i)	It has the requisite authority to enter into this Agreement on its own behalf and on behalf of the Funds; and

(ii)

the payment to NFS of any fees pursuant hereto (1) has been duly authorized by the Fund(s) or any other persons to the extent such authorization is required to properly make such payment, (2) is properly disclosed in the relevant Fund prospectus to the extent such disclosure may be required, and (3) is in material conformity with all federal, state and industry laws or regulations to which the Fund or its agents are subject, including but limited to, (i) laws requiring the establishment of an anti-money laundering program which satisfies the requirements of Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 and (ii) regulations administered by the Treasury Department’s Office of Foreign Assets Control.

6.	NFS represents and warrants to Company that:

(i)

It has the requisite authority to enter into this Agreement and is in material compliance with all applicable federal, state and industry laws, rules and regulations to which itis subject, including, but not limited to, (i) the Employee Retirement Income Security Act, as amended; (ii) laws requiring the establishment of an anti-money laundering program which satisfies the requirements of Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 and (iii) regulations administered by the Treasury Department’s Office of Foreign Assets Control;

(ii)

Each party will maintain and preserve all records as required by law to be maintained and preserved in connection with the provision of services contemplated hereunder. During the term of this Agreement, upon any reasonable request from the Company or their respective representatives, NFS shall cooperate with Company’s due diligence requests, which may include granting reasonable access to NFS personnel and records to allow Company to assess the quality and nature of NFS’ Services under this Agreement, providing its annual SSAE 16 report or completing a reasonable questionnaire.

Upon the Company’s request, NFS will provide copies to the Company of third-party audit reports of NFS’s operational controls (e.g., SSAE-16, SOC-1, etc.).

Nothing herein shall require NFS to disclose any information to the Company or their respective representatives (i) in contravention of the terms of a non-disclosure agreement with a third party, (ii) that may constitute privileged attorney-client communications or attorney work product and the transfer of which, or the provision of access to which, as reasonably determined by NFS’s counsel, constitutes a waiver of any such privilege or (iii) if the provision of access to such document (or portion thereof) or information, as determined by NFS’s counsel, would reasonably be expected to conflict with applicable law.

(iii)

NFS shall maintain a contingency plan for the continuation of business and the preservation and/or recovery of data so that despite a disruption in NFS’s ability to provide services or to perform its other obligations hereunder from any particular location or through the efforts of any particular individuals, NFS will promptly be able to provide services and perform such obligations from an alternate location or with replacement individuals, barring a national catastrophic event; and

(iv)

Each party will maintain and enforce safety and physical security procedures with respect to its access and maintenance of Confidential Information that (a) are at least equal to industry standards for such types of locations, (b) are in accordance with reasonable policies in these regards, and (c) provide reasonably appropriate technical and organizational safeguards against accidental or unlawful destruction, loss, alteration or unauthorized disclosure or access of Confidential Information under this Agreement. Without limiting the generality of the foregoing, each party will take all reasonable measures to secure and defend its location and equipment against “hackers” and others, both internal and external, who may seek, without authorization, to modify or access its systems or the information found therein. Each party will periodically test its systems for potential areas where security could be breached, and will report to the other party promptly any material breaches of security or unauthorized access to its systems that it detects or becomes aware of. Each party will use diligent efforts to remedy such breach of security or unauthorized access in a timely manner. Each party maintains the reasonable right to audit its data in the other party’s systems environment.

All Confidential Information must be stored in a physically and logically secure environment that protects it from unauthorized access, modification, theft, misuse and destruction. In addition to the general standards set forth above, each party will maintain an adequate level of physical security controls over its facility including, but not limited to, appropriate alarm systems, fire suppression, and access controls (including off-hour controls) which may include visitor access procedures, security guard force, video surveillance, and staff egress searches. Further, each party will maintain an adequate level of data security controls, including, but not limited to, logical access controls including user sign-on identification and authentication, data access controls (e.g., password protection of applications, data files and libraries), accountability tracking, anti-virus software, secured printers, restrict download to disk capability and provision for system backup.

7.	Confidentiality.

Confidentiality Obligation. Each party shall hold the Confidential Information of the other party in strict confidence. Each of the parties warrants to the other that it shall not disclose to any person any Confidential Information which it may acquire in the performance of this Agreement; nor shall it use such Confidential

Information for any purposes other than to fulfill its contractual obligations under this Agreement and it will maintain the other party’s Customer and Confidential Information with reasonable care, which shall not be less than the degree of care it would use for its own such information.

Confidential Information. For purposes of this section and the next, “Confidential Information” means any data or information regarding proprietary information, information identified as Confidential, or information that a reasonable business person would understand to be confidential. This includes, but is not limited to, the Customer Information of each party.Customer Information. For purposes of this section, “Customer Information” means non-public personally identifiable information as defined in the Gramm-Leach-Bliley Act and the rules and regulations promulgated thereunder, and each party agrees not to use, disclose or distribute to others any such information except as necessary to perform the terms of this Agreement and each party agrees to comply with all applicable provisions of the Gramm-Leach-Bliley Act. In the event Confidential Information includes Customer Information, the Customer Information clause controls.

Confidential Information does not include information that: (a) was in the public domain prior to the date of this Agreement or subsequently came into the public domain through no fault of the Receiving Party or by no violation of this Agreement; (b) was lawfully received by the Receiving Party from a third party free of any obligation of confidence of such third party; (c) was already in the possession of the Receiving Party prior to receipt thereof directly or indirectly from the Disclosing Party; (d) is subsequently and independently developed by employees, consultants or agents of the Receiving Party without reference to or use of the Confidential Information disclosed under this Agreement; (e) is required to be disclosed pursuant to applicable laws, regulatory or legal process, subpoena or court order; provided that the receiving party shall notify the disclosing party of such receipt and tender to it the defense of such demand; after such notice is provided, receiving party shall be entitled to comply with such subpoena or other process to the extent required by law; or, (f) any fees payable to Nationwide for performing certain administrative services.

Unauthorized Disclosure. Receiving Party shall promptly notify the Disclosing Party, and provide the details, of any unauthorized possession or use of the Disclosing Party’s Confidential Information. The parties understand and agree, Receiving Party shall be liable for any negligent, reckless or willful conduct leading to, and there shall be no cap on liability for, damages arising out of breaches of confidentiality involving breaches of data that lead to the release or misuse of data pertaining to Disclosing Party.

Data Disposition. Upon Disclosing Party’s written request, Receiving Party shall promptly return all documents and other media containing Confidential Information. Any information that cannot feasibly be returned shall be purged, deleted or destroyed. The Receiving Party shall have an obligation to safeguard all other information.

8.

Either party may terminate this Agreement by at least 90 days’ written notice to the other. In addition, NFS or the Company may terminate this Agreement immediately upon written notice to the other: (i) if required by any applicable law or regulation; (ii) if NFS or the Company, respectively, engage in any material breach of this Agreement; or (iii) in the event of an assignment as defined by Section 2(a)(4) of the Investment Company Act of 1940. This Agreement will terminate immediately and automatically with respect to Funds held in the Variable Accounts upon the termination of the Fund Participation Agreement which governs a Fund’s inclusion as an underlying investment option in the Variable Products and in such event no notice is required under this Agreement.

9.

Each notice or other communication required or permitted to be made or given by a party pursuant to this Agreement shall be given in writing and delivered by U.S. first class mail or overnight courier, in each case prepaid and addressed as indicated below. Notice may also be given by electronic mail at the address indicated below.

If to NFS:

Nationwide Financial

One Nationwide Plaza, 5-02-210A

Columbus, Ohio 43215

Attention: VP, IMG External Funds Management Operations

If to the Company:

FEF Distributors, LLC

1345 Ave of the Americas, 48 Floor

New York, NY 10105

Attn: General Counsel

10.

This Agreement shall be construed and the provisions hereof interpreted in accordance with the laws of New York, any action arising out of or relating to this Agreement shall be brought only in the State of New York, and all parties hereby consents to venue and personal jurisdiction in the State of New York. This Agreement shall be subject to the provisions of the federal securities statutes, rules and regulations, including such exemptions from those statutes, rules and regulations as the Securities and Exchange Commission may grant and the terms hereof shall be interpreted and construed in accordance therewith.

11.	Indemnification:

Nationwide agrees to indemnify and hold harmless the Company and Funds, and its officers, directors, employees, agents, affiliated persons, subsidiaries and each person, if any, who controls the Company and/or Funds within the meaning of the 1940 Act (collectively, the “Indemnified Parties” for purposes of this paragraph) against any losses, claims, expenses, damages, liabilities (including amounts paid in settlement thereof) and/or litigation expenses (including reasonable legal and other expenses) (collectively the “Losses”), to which the Indemnified Parties may become subject when such Losses result from a breach by Nationwide of a material provision of this Agreement. Nationwide will reimburse any reasonable legal or other expenses reasonably incurred by the Indemnified Parties in connection with investigating or defending any such Losses. Nationwide shall not be liable for indemnification hereunder if such Losses are attributable to the bad faith, negligence, willful misfeasance or misconduct of the Company in performing its obligations under this Agreement. Nationwide further agrees to indemnify and hold harmless the Indemnified Parties related to the Variable Products (issued by Nationwide) that arise out of or are based upon any untrue or alleged untrue statement or misrepresentation of any material fact contained in the registration statement, prospectus, or supplement for the Variable Products. Notwithstanding the foregoing, this agreement to indemnify the Indemnified Parties shall not apply to the extent such statement is based on information furnished to Nationwide by or on behalf of the Funds.

The Company agrees to indemnify and hold harmless Nationwide and its officers, directors, employees, agents, affiliated persons, subsidiaries and each person, if any, who controls Nationwide within the meaning of the 1940 Act (collectively, the “Indemnified Parties” for purposes of this paragraph) against any Losses, to which the Indemnified Parties may become subject when such Losses result from a breach by the Company of a material provision of this Agreement. The Company will reimburse any reasonable legal or other expenses reasonably incurred by the Indemnified Parties in connection with investigating or defending any such Losses. The Company shall not be liable for indemnification hereunder if such Losses are attributable to the bad faith, negligence, willful misfeasance or misconduct of Nationwide in performing its obligations under this Agreement. The Company further agrees to indemnify and hold harmless the Indemnified Parties related to the acquisition of the Fund’s shares that arise out of or are based upon any untrue or alleged untrue statement or misrepresentation of any material fact contained in the registration statement, prospectus, or supplement for such Fund. Notwithstanding the foregoing, this agreement to indemnify the Indemnified Parties shall not apply if such statement is based on information furnished to the Company by or on behalf of Nationwide.

Promptly after receipt by an indemnified party hereunder of notice of the commencement of action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party, in writing, of the commencement thereof; but the failure to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than under this section. In the event that such an action is brought against any indemnified party, the indemnifying party will be entitled to participate therein and, to the extent that it may wish to, assume the defense thereof, with counsel satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under this section for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation.

If the indemnifying party assumes the defense of any such action, the indemnifying party shall not, without the prior written consent of the indemnified parties in such action, settle or compromise the liability of the indemnified parties in such action, or permit a default or consent to the entry of any judgment in respect thereof, unless in connection with such settlement, compromise or consent, each indemnified party receives from such claimant an unconditional release from all liability in respect of such claim.

12.

Each of the parties to this Agreement acknowledges and agrees that this Agreement and the arrangements described herein are intended to be non-exclusive and that each of the parties is free to enter into similar agreements or arrangements with other entities.

13.	Each of the parties to this Agreement may disclose the annual fees payable to Nationwide under this Agreement as set forth in Exhibit A.

14.

This Agreement may not be assigned unless agreed to by the parties in writing, except that it shall be assigned automatically to any successor either party, and any such successor shall be bound by the terms of this Agreement, provided that the successor entity maintains comparable capabilities to fulfill its obligations hereunder.

15.

Effect of Termination. The termination of this Agreement shall not relieve either Party of any obligation hereunder that accrued prior to such termination and the following sections shall survive the termination of this Agreement: 5, 8, 9, 10, 11, 12, and 15.

Each party hereby represents and warrants to the other that the persons executing this Agreement on its behalf are duly authorized and empowered to execute and deliver the Agreement and that the Agreement constitutes a legal, valid and binding obligation, and is enforceable in accordance with its terms.

NATIONWIDE FINANCIAL SERVICES, INC.

By:	/s/ Steven D. Pierce
Name:	Steven D. Pierce
Title:	VP, IMG External Funds Management Operations

FEF DISTRIBUTORS, LLC

By:	/s/ Robert Bruno
Name:	Robert Bruno
Title:	President

EXHIBIT A

TO ADMINISTRATIVE SERVICE AGREEMENT

FUNDS                                                              SERVICE FEES

Capitalized terms used in this Exhibit have the meanings given them in the Agreement to which this Exhibit A is annexed.

Compensation is indicated in the chart below for each fund & share class and is shown as an annual rate in one-hundredths of one percent (0.XX%) & basis points (XX bps) of the average daily net asset value of each Fund’s Shares held on record by NFS from time to time.

FUND NAME	TICKER/CUSIP	ANNUAL RATE
First Eagle Overseas Variable Fund	FEOVX/32008B100	[***]

EXHIBIT B

TO ADMINISTRATIVE SERVICE AGREEMENT

Services Provided by NFS

Pursuant to the Agreement, NFS shall perform all administrative and shareholder services with respect to the Variable Products, including but not limited to, the following:

1.

Maintaining separate records for each contract owner, which shall reflect the Fund shares purchased and redeemed and Fund share balances of such contract owners. NFS will maintain a single master account with each Fund on behalf of contract owners and such account shall be in the name of NFS (or its designee) as record owner of shares owned by contract owners.

2.	Disbursing or crediting to contract owners all proceeds of redemptions of shares of the Funds and all dividends and other distributions not reinvested in shares of the Funds.

3.

Preparing and transmitting to contract owners, as required by law, periodic statements showing the total number of shares owned by contract owners as of the statement closing date, purchases and redemptions of Fund shares by the contract owners during the period covered by the statement and the dividends and other distributions paid during the statement period (whether paid in cash or reinvested in Fund shares), and such other information as may be required, from time to time, by contract owners.

4.	Supporting and responding to service inquiries from contract owners.

5.	Maintaining and preserving all records required by law to be maintained and preserved in connection with providing the Services for contract owners.

6.	Generating written confirmations and quarterly statements to Contract owners/participants.

7.

Distributing to contract owners, to the extent required by applicable law, Funds’ prospectuses, proxy materials, periodic fund reports to shareholders and other materials that the Funds are required by law or otherwise to provide to their shareholders or prospective shareholders.

8.	Transmitting purchase and redemption orders to the Funds on behalf of the contract owners.